FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2008

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1:	Form 6-K dated June 10, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: June 10, 2008

Exhibit 1 Letter to Stock Exchange

Exhibit 2 Postal Ballot Notice

Exhibit 3 Postal Ballot Form

For further press queries please contact Mr Debasis Ray at +91 22 5665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

Exhibit 1

The Bombay Stock Exchange Limited	National Stock Exchange of India Ltd.
First Floor, New Trading Ring	Exchange Plaza, 5th Floor
Rotunda Building, P J Towers	Plot No.C/1, G Block
Dalal Street, Fort	Bandra-Kurla Complex
Mumbai 400 001	Bandra (East), Mumbai 400 051
Kind Attn : Mr Mokashi, DCS - CRD	Kind Attn: Mr Hari K, Manager
Fax Nos.22723121/ 22723719/ 22722037	Fax No.26598347/48 & 26598237/38

June 9, 2008

Sc-15132

Dear Sirs,

Re: Notice alongwith Explanatory Statement for obtaining

shareholders’ consent by Postal Ballot

As required under Clause 31 of the Listing Agreement, enclosed please find the Notice alongwith the Explanatory Statement seeking the consent of the shareholders by a Postal Ballot for the following items:-

1.	Increase in the Authorised Share Capital of the Company and alteration of the Capital Clause in the Memorandum of Association of the Company

2.	Alteration of Articles of Association of the Company.

3.	Raising of additional long term resources

4.	Increase in borrowing limits

5.	Creation of charges

A specimen copy of the Postal Ballot Form in respect of the said Ballot is also enclosed for the information of the Members.

Yours faithfully,
Tata Motors Limited

/s/ H K Sethna
H K Sethna
Company Secretary

Encl: a/a

Exhibit 2

TATA MOTORS LIMITED Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001

NOTICE

Dear Member,

Notice pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A(2) of the Companies Act, 1956, read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, that the resolutions appended below are proposed to be passed as Ordinary/Special Resolutions as the case may be by way of Postal Ballot.

Members’ consent is requested for the proposals contained in the Resolutions appended below. The Explanatory Statement pertaining to the said Resolutions setting out the material facts and the reasons thereof is annexed hereto along with a Postal Ballot form (the “Form”) for your consideration. The Company has appointed Ms. Shirin Bharucha, Legal Advisor, as the Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner.

You are requested to carefully read the instructions printed on the Form and return the same duly completed in the attached self-addressed, postage pre-paid envelope (if posted in India) so as to reach the Scrutinizer not later than the close of working hours i.e. 5:00 p.m. on Wednesday, July 9, 2008. Upon completion of the scrutiny of the Forms, the Scrutinizer will submit her report to the Chairman/Director. Subsequently, the result of the Postal Ballot will be published in English and Marathi newspapers in Mumbai and will be announced by a Director of the Company on Monday, July 14, 2008 at 4:30 p.m. at the Registered Office of the Company. The results of the Postal Ballot will also be noted at the next General Meeting of the Company.

Item No.1: Increase in the Authorised Share Capital and the alteration of the Capital Clause in the Memorandum of Association of the Company

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

“RESOLVED that pursuant to the provisions of Section 16, sub-section (1)(a) read with sub-section 2 of Section 94 and other applicable provisions, if any, of the Companies Act, 1956, (including any amendment thereto or re-enactment thereof) the Authorised Share Capital of the Company be increased from Rs.450,00,00,000 divided into 45,00,00,000 Ordinary Shares of Rs.10/- each to Rs.3,900,00,00,000 divided into 70,00,00,000 Ordinary Shares of Rs.10/- each, 20,00,00,000 ‘A’ Ordinary Shares of Rs.10/- each and 30,00,00,000 Convertible Cumulative Preference Shares of Rs.100/- each by the creation of 25,00,00,000 Ordinary Shares of Rs.10/- each, 20,00,00,000 ‘A’ Ordinary Shares of Rs.10/- each and 30,00,00,000 Convertible Cumulative Preference Shares of Rs.100/- each and that Clause V of the Memorandum of Association of the Company be and is hereby altered accordingly.”

Item No. 2: Alteration of the Articles of Association of the Company

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act, 1956, (including any amendment thereto or re-enactment thereof) the Articles of Association of the Company be altered as follows:

(a) For Article 7A, substitute the following Article:

‘7A Issue of ‘A’ Ordinary Shares		(i)	The Board may issue Ordinary Shares with differential rights as to voting and/or dividend (hereinafter referred to as ‘A’ Ordinary Shares) up to an amount not exceeding 25% of the total issued Ordinary Share Capital of the Company or such other limit as may be prescribed by applicable laws/regulations. Such issue of ‘A’ Ordinary Shares shall be in accordance with the Act, other applicable laws, Article 67A and other terms and conditions that may be specified at the time of issue.

		(ii)	The ‘A’ Ordinary Shares so issued by the Company will stand to be in the same class as the Ordinary Shares. The ‘A’ Ordinary Shares issued by the Company will enjoy all rights and privileges that are attached to Ordinary Shares in law and by the provisions of these presents, except as to voting and/or dividend, as provided in these Articles and as may be permitted under applicable law from time to time.

		(iii)	The Board may issue ‘A’ Ordinary Shares of more than one series carrying differential rights as to voting and/or dividend, as the case may be.

		(iv)	The Board shall have the power and authority to remove any difficulties, and do such other acts and deeds, in relation to the applicability of this Article to the rights and obligations of the holders of the ‘A’ Ordinary Shares, including, but not limited to the issue and deciding the stock exchanges on which the ‘A’ Ordinary Shares will be listed.

		(v)	The Board shall follow the general principles set out under Article 7A (ii) at all times whilst making any decision in regard to ‘A’ Ordinary Shares.’

(b) Insert the following Headings and Articles as Articles 67A and 67B, after Article 67:

Provisions in case of ‘A’ Ordinary Shares	‘67A	Notwithstanding anything contained in these presents, the rights, powers and preferences relating to ‘A’ Ordinary Shares and the qualifications, limitations and restrictions thereof are as follows:

Voting		(a)	(i) The holders of ‘A’ Ordinary Shares shall be entitled to such rights of voting and/or dividend and such other rights as per the terms of the issue of such shares, provided always that:

• in the case where a resolution is put to vote on a poll, such voting entitlement (excluding fractions, if any) will be applicable to holders of ‘A’ Ordinary Shares.

•        in the case where a resolution is put to vote in the meeting and is to be decided on a show of hands, the holders of ‘A’ Ordinary Shares shall be entitled to the same number of votes as available to holders of Ordinary Shares in accordance with Article 111(1).

		(ii)	The holders of Ordinary Shares and the holders of ‘A’ Ordinary Shares shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Company and shall exercise such votes in proportion to the voting rights attached to such Shares including in relation to any scheme under Sections 391 to 394 of the Act.

Dividend Entitlement	(b)	The holders of ‘A’ Ordinary Shares shall be entitled to dividend on each ‘A’ Ordinary Share which may be equal to or higher than the amount per Ordinary Share declared by the Board for each Ordinary Share, and as may be specified at the time of the issue. Different series of ‘A’ Ordinary Shares may carry different entitlements to dividend to the extent permitted under applicable law and as prescribed under the terms applicable to such issue.

Rights Issues and Bonus Issues of ‘A’ Ordinary Shares	(c)	(i)	Where the Company proposes to make a rights issue of Ordinary Shares or any other securities convertible into Ordinary Shares, the Company shall simultaneously make an offer to the holders of ‘A’ Ordinary Shares in the same proportion of ‘A’ Ordinary Shares to Ordinary Shares prior to the issue. The holders of ‘A’ Ordinary Shares shall receive further ‘A’ Ordinary Shares whereas holders of Ordinary Shares shall receive further Ordinary Shares.

		(ii)	Where the Company proposes to make a bonus issue of Ordinary Shares, the holders of ‘A’ Ordinary Shares shall, subject to the terms of such issue, receive further ‘A’ Ordinary Shares whereas the holders of Ordinary Shares shall receive further Ordinary Shares to the end and intent that the proportion of Ordinary Shares to ‘A’ Ordinary Shares after such offer, shall, as far as possible remain unaffected.

Conversion	(d)	The ‘A’ Ordinary Shares issued in accordance with these presents will not be convertible into Ordinary Shares at any time.

Mergers, Amalgamations, etc.	(e)	In the event of any scheme, arrangement or amalgamation in accordance with the Act, and subject to other approvals and other applicable laws and these presents for amalgamation of the Company with or into any other entity and which results in a share swap or exchange, the holders of the ‘A’ Ordinary Shares shall receive allotment as per the terms of the scheme and as far as possible, unless specified to the Company in such scheme, the said holders shall receive Ordinary Shares with differential rights to voting or dividend of such entity.

Substantial acquisition of shares	(f)	(i)	Where an offer is made to purchase the outstanding Ordinary Shares or voting rights or equity capital or share capital or voting capital of the Company in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and other applicable laws, the applicability of such regulation on ‘A’ Ordinary Shares will result in an offer also being made to purchase ‘A’ Ordinary Shares in the same proportion as the offer to purchase Ordinary Shares.

Illustration: In accordance with the said Regulations where an offer is made to purchase twenty (20) percent of the outstanding Ordinary Shares or voting rights or equity capital or share capital or voting capital of the Company, such offer shall be deemed to include an offer for twenty (20) percent of the outstanding Ordinary Shares and also an offer for twenty (20) percent of the outstanding ‘A’ Ordinary Shares.

			(ii)	The pricing guidelines and other provisions as specified in the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 shall mutatis mutandis apply to an offer for ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price. All consideration to be received by holders of ‘A’ Ordinary Shares in accordance with any offer as stated in sub-clause (i) above shall be paid in the same form and at the same time as that received by holders of Ordinary Shares.

Explanation: For the purposes of the said Regulations, the terms “shares”, “voting rights”, “equity capital”, “share capital” or “voting capital” shall mean and include Ordinary Shares and ‘A’ Ordinary Shares as the case may be.

Delisting		(g)		Where the promoter (as provided in the last quarterly filing with the stock exchanges prior to making the offer) or any other acquirer proposes at any time to voluntarily delist the Ordinary Shares of the Company in accordance with the SEBI (Delisting of Securities) Guidelines, 2003 from the stock exchanges on which such Ordinary Shares are listed, such promoter or acquirer shall also make a delisting offer for the ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price.

Buyback of ‘A’ Ordinary Shares by the Company		(h)		Subject to Article 66, Article 66A and Article 68, the Company when exercising its power under these presents to buyback the Ordinary Shares of the Company, will offer to buyback ‘A’ Ordinary Shares in the same proportion and on equitable pricing terms as offered to the holders of Ordinary Shares, in accordance with applicable laws including the SEBI (Buy-Back of Securities) Regulations, 1998.

Modification of rights pertaining to ‘A’ Ordinary Shares		(i)	(i)	Any alteration proposed by the Company to this Article 67A which affects the rights pertaining to the ‘A’ Ordinary Shares is required to be approved by not less than three-fourths of the holders of the outstanding ‘A’ Ordinary Shares present and voting.
			(ii)	For the purposes of (i) above, the Company will call a separate meeting of holders of ‘A’ Ordinary Shares.’

Issue of Convertible Cumulative Preference Shares	‘67B

The Convertible Cumulative Preference Shares for the time being in the capital of the Company may be issued either with the sanction of the Company in General Meeting or by the Board.

The rights, privileges and conditions attached to the Convertible Cumulative Preference Shares of Rs.100/- each shall be as follows:-

(a) The Convertible Cumulative Preference Shares shall confer on the holders thereof, the right to a fixed preferential dividend at a rate as may be determined by the Board at the time of the issue, on the capital for the time being paid up and/or credited as and from time to time paid up thereon.
(b) The Convertible Cumulative Preference Shares shall rank for capital and dividend (including all dividends undeclared upto the commencement of winding up) and for repayment of capital in a winding up, pari passu inter se and in priority to the Ordinary Shares (including ‘A’ Ordinary Shares) of the Company but shall not confer any further or other right to participate either in profits or assets and that preferential rights shall automatically cease on conversion of these shares into Ordinary Shares and/or ‘A’ Ordinary Shares.

(c)	The Convertible Cumulative Preference Shares shall be converted into Ordinary Shares and/or ‘A’ Ordinary Shares as per the terms determined by the Board at the time of issue; as and when converted, such Ordinary Shares and/or ‘A’ Ordinary Shares shall rank pari passu with the then existing Ordinary Shares and / or ‘A’ Ordinary Shares of the Company in all respects as the case may be.

(d)	The holders of the Convertible Cumulative Preference Shares shall have the right to receive all notices of general meetings of the Company, but will not have the right to vote at any meetings of the Company, except to the extent and in the manner provided in the Act.

(e)	The Convertible Cumulative Preference Shares shall not confer any right on the holders thereof, to participate in any offer or invitation by way of rights or otherwise to subscribe for additional Ordinary Shares and/or “A’ Ordinary Shares in the Company, nor shall the Convertible Cumulative Preference Shares confer on the holders thereof any right to participate in any issue of bonus shares or shares issued by way of capitalization of reserves (except that the conversion price would be appropriately adjusted in the event of bonus/rights issues).

(f)	The Board shall be authorised to fix the terms and conditions of the Convertible Cumulative Preference Shares including but not limited to the terms pertaining to dividend, conversion and/or redemption, if any. The rights and terms attached to the Convertible Cumulative Preference Shares may be modified or dealt with by the Board in accordance with the provisions of the Articles of Association of the Company’.”

Item No. 3: Raising of additional long term resources

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

“RESOLVED that in accordance with the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or re-enactment thereof) and in accordance with the provisions of the Memorandum and Articles of Association of the Company, Foreign Exchange Management Act, 1999 (FEMA), Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2000 and Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme 1993 and the regulations/guidelines, if any, prescribed by the Securities and Exchange Board of India, Reserve Bank of India, or any other relevant authority from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be considered necessary by the Board of Directors (hereinafter referred to as “the Board” which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this resolution) or as may be prescribed or made, while granting such approvals, consents, permissions and sanctions and which may be agreed to by the Board, the consent of the Company be and is hereby accorded to the Board to create, offer, issue and allot, (including with provisions for reservation on firm and / or competitive basis, of such part of issue and for such categories of persons as may be permitted), in the international market, in one or more tranches to Institutions, Non-Resident Indians, Corporate Bodies, Mutual Funds, Banks, Insurance Companies, Pension Funds, stabilizing agents, or otherwise, whether shareholders of the Company or not, through a public issue and/or on a private placement basis by way of a prospectus or an offering memorandum, Ordinary Shares and/or ‘A’ Ordinary Shares as per the terms determined by the Board at the time of issue and/or Ordinary Shares/’A’ Ordinary Shares through depository/trust receipts and/or debentures and/or loan(s) whether partly/fully convertible and/or securities linked to Ordinary Shares/’A’ Ordinary Shares and/or foreign currency convertible bonds and/or bonds with Share Warrants attached and/or Warrants with a right exercisable by the warrant holder to subscribe for the Ordinary Shares/’A’ Ordinary Shares (including the issue and allotment of Ordinary Shares/’A’ Ordinary Shares), (hereinafter collectively referred to as “Securities”), secured or unsecured, for cash, at such price or prices, in such manner and where necessary, in consultation with the Book / Running Lead Managers and / or other Advisors or otherwise and on such terms and conditions as the Board, may, in its absolute discretion, decide at the time of issue of Securities, so however that the total amount, including premium (and with or without green shoe option), raised through the aforesaid Securities should not exceed US$ 1 billion (equivalent at current exchange rate to about Rs.4,300 crores) in one or more currencies, and in one or more offerings/tranches.”

“RESOLVED FURTHER that in case of Securities linked to Ordinary Shares/’A’ Ordinary Shares, the Board be and is hereby authorized to issue and allot such number of Ordinary Shares/’A’ Ordinary Shares as may be required to be issued and allotted, including issue and allotment of Ordinary Shares/’A’ Ordinary Shares upon conversion of any Securities referred to above or as may be necessary in accordance with the terms of the offer; all such shares shall rank pari passu inter se and with the then existing Ordinary Shares or ‘A’ Ordinary Shares of the Company, as the case may be.”

“RESOLVED FURTHER that for the purpose of giving effect to the above, the Board be and is hereby authorized to determine the form and terms of the issue(s), in accordance with applicable regulations, prevalent market practices, including but not limited to the class of investors to whom the Securities are to be allotted, number of Securities to be allotted in each tranche, issue price, face value, premium amount on issue/conversion of Securities/exercise of warrants/redemption of Securities, rate of interest, redemption period, listings on one or more stock exchanges in India and/or abroad as the Board, in its absolute discretion may deem fit and to make and accept any modifications in the proposal as may be required by the authorities involved in such issues in India and/or abroad and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, including sign all deeds, documents and writings and to pay any fees, commissions, remuneration, expenses relating thereto and with power on behalf of the Company to settle any questions or difficulties that may arise in regard to the issue(s), as it may, in its absolute discretion, deem fit.”

“RESOLVED FURTHER that the Board be and is hereby authorized to delegate all or any of the powers herein conferred, to any Committee of Directors or any one or more Directors of the Company with power to delegate to any Officer of the Company.”

Item No. 4: Increase in borrowing limits

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

“RESOLVED that in supersession of Resolution No.8 passed at the Annual General Meeting of the Company held on July 9, 2007 and pursuant to Section 293(1)(d) and all other applicable provisions, if any, of the Companies Act,1956, (including any amendment thereto or re-enactment thereof), the consent of the Company be and is hereby accorded to the Board of Directors of the Company for borrowing from time to time any sum or sums of monies which, together with the monies already borrowed by the Company (apart from temporary loans obtained or to be obtained from the Company’s bankers in the ordinary course of business), may exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say, reserves not set apart for any specific purpose, provided that the total amount so borrowed by the Board shall not at any time exceed the limit of Rs.20,000 crores.”

Item No. 5: Creation of Charges

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:-

“RESOLVED that pursuant to Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, (including any amendment thereto or re-enactment thereof), consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include any Committee thereof) to create such charges, mortgages and hypothecations in addition to the existing charges, mortgages and hypothecations created by the Company, on such movable and immovable properties, both present and future, and in such manner as the Board may deem fit, together with power to take over the management and concern of the Company in certain events, to or in favour of the Banks/Financial Institutions, other investing agencies and trustees for the holders of debentures/bonds and/or other instruments to secure rupee/foreign currency loans and/or the issue of debentures whether partly/fully convertible or non-convertible and/or securities linked to Ordinary Shares and/or rupee/foreign currency convertible bonds and/or bonds with share warrants attached (hereinafter collectively referred to as “Loans”) provided that the total amount of Loans together with interest thereon, additional interest, compound interest, liquidated damages, commitment charges, premia on pre-payment or on redemption, costs, charges, expenses and all other moneys payable by the Company in respect of the said Loans, shall not, at any time exceed the limit of Rs.20,000 crores.”

“RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things, to execute all such documents, instruments in writing as may be required.”

By Order of the Board of Directors

/s/ H K Sethna
H K Sethna
Company Secretary

Mumbai, June 5, 2008

Registered Office:
Bombay House
24, Homi Mody Street
Mumbai 400 001

EXPLANATORY STATEMENT

Explanatory Statement for Resolutions mentioned under Item Nos. 1 to 5 pursuant to Section 173(2) of the Companies Act, 1956

Item Nos.1 to 3:

Company’s strategic plans and fund requirements: The Company has major growth plans for expanding its product range and presence in the domestic and global markets in commercial and passenger vehicles, including through strategic alliances and acquisition opportunities.

As part of the Company’s strategy, the Company on June 2, 2008, acquired the Jaguar Land Rover business from Ford Motor Company, U.S. The acquisition was at a purchase consideration of US$ 2.3 billion (equivalent to about Rs.9,500 crores) and comprised the global, profitable business of Jaguar Land Rover including brands, intellectual property rights, three major manufacturing and two advanced design and engineering facilities in U.K. and sales operations in several countries in Europe, North America and rest of the world. The Jaguar Land Rover vehicles achieved sales of about 2,86,000 vehicles and the business recorded revenues of nearly US$ 15 billion in the calendar year ended December 2007. Jaguar and Land Rover are iconic, global brands with a great heritage - Jaguar cars are in the high-end sporty Sedan segment and Land Rover vehicles are in the high-end, all-terrain 4x4 SUV segment. The purchase consideration and other requirements in connection with the acquisition, including contingencies, was financed upfront through internal resources of US $ 500 million and a short term Bridge Financing Facility of US$ 3 billion availed from a syndication of banks in respect of the purchase consideration and other contingent requirements in connection with the acquisition. The repayment of the said Bridge Financing Facility is proposed to be undertaken through the Company’s long term funding plans (as already announced) as under:-

a.	Raise upto Rs.7,200 crores now through simultaneous but unlinked Rights Issues of the following securities:-

i.	Ordinary Shares upto Rs.2,200 crores;

ii.	‘A’ Ordinary Shares carrying differential voting rights (1 vote for every 10 ‘A’ Ordinary Shares) upto Rs.2,000 crores;

iii.	5-year 0.5% Cumulative Preference Shares upto Rs.3,000 crores, optionally convertible into Ordinary Shares or ‘A’ Ordinary Shares after 3 years but before 5 years from the date of allotment.

b.	Raise about US$ 500 / 600 million (equivalent to about Rs. 2,600 crores) now out of the approval sought for US$ 1 billion through an appropriate issue of Securities in the international market as set out in the Resolution at Item No.3 of the Notice on terms to be decided by the Board depending on capital market conditions.

c.	Raise balance amount, as may be considered necessary after considering contingencies, through an appropriate debt / offer of said Securities (within the overall approval sought of US$ 1 billion).

The detailed terms of the above mentioned issues, including the exact quantum of Ordinary Shares and/or ‘A’ Ordinary Shares will be finalised by the Board after the prescribed procedure and documentation are completed and the Company is ready to launch the issues. The issues are subject to such approvals as may be required and may undergo some revision in the process.

In addition, the Company will continue to pursue its growth plans in its commercial and passenger vehicle businesses in India and overseas, through introduction of new products/variants, setting up, expanding and modernizing its manufacturing facilities and investing in technology/capabilities, supported by focused and strong sales, distribution and service setup. These would be appropriately funded over the next few years.

Increase in Authorised Share Capital: The present paid up Ordinary Share Capital of the Company is Rs.385.61 crores and in order to provide for the above said capital raising plans, the present Authorised Capital of the Company of Rs.450 crores in Ordinary Shares is proposed to be increased to Rs.3,900 crores comprising of (a) Ordinary Shares aggregating Rs.700 crores, ‘A’ Ordinary Shares aggregating Rs.200 crores and (b) Convertible Cumulative Preference Shares aggregating Rs.3,000 crores as set out in Resolution at Item No.1 of the Notice. Consequently, it is proposed to make appropriate alterations in the Memorandum and Articles of Association of the Company to reflect the changes in the Authorised Share Capital of the Company, to authorise the issue of the ‘A’ Ordinary Shares with differential rights as to voting and/or dividend and to incorporate the rights of the ‘A’ Ordinary Shares and the Convertible Cumulative Preference Shares.

The Articles of Association state that the capital of the Company is as reflected in Clause V of the Memorandum of Association from time to time and hence, does not need an alteration.

Issuance of ‘A’ Ordinary Shares: As stated above, the creation and issue of ‘A’ Ordinary Shares having differential rights as to voting and/or dividend will require alterations to the Memorandum and Articles of Association of the Company to authorise the issue of the ‘A’ Ordinary Shares and set forth their rights.

The details in respect of the ‘A’ Ordinary Shares that would be issued pursuant to the said Rights Issues and the Resolution at Item No.3 of the Notice, including the disclosures required under the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, are as under:

(a)	The ‘A’ Ordinary Shares would have voting rights at the rate of 1 vote for every 10 ‘A’ Ordinary Shares in a poll. If the shareholding of any of the ‘A’ Ordinary Shareholders is less than 10 ‘A’ Ordinary Shares or not in multiples of 10, such ‘A’ Ordinary Shareholder shall not be entitled to any vote in respect of the number of ‘A’ Ordinary Shares that the ‘A’ Ordinary Shareholder holds in excess of the closest multiple of 10.

Illustration: 39 ‘A’ Ordinary Shares shall entitle the holder thereof to 3 votes in a poll.

(b)	The ‘A’ Ordinary Shares shall rank in all respects pari passu with the Ordinary Shares, except as specified in (a) above.

(c)	Other disclosures:

The Company will not convert its Ordinary Shares into ‘A’ Ordinary Shares or the ‘A’ Ordinary Shares into Ordinary Shares. The ‘A’ Ordinary Shares will not at any time exceed 25% of the total issued Ordinary Share (including ‘A’ Ordinary Share) Capital of the Company. The voting rights relating to the ‘A’ Ordinary Shares shall not vary and shall, at all times, be at the rate stated above. The ‘A’ Ordinary Shares shall entitle the holder thereof only to further ‘A’ Ordinary Shares, in the event of any bonus issue or rights issue made by the Company in accordance with the Act, the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001 and the Articles of Association of the Company.

Issuance of Convertible Cumulative Preference Shares: As stated above, the creation and issue of Convertible Cumulative Preference Shares having differential rights as to voting and/or dividend will require alterations to the Memorandum and Articles of Association of the Company to set forth the rights of the Convertible Cumulative Preference Shares.

The Convertible Cumulative Preference Shares would carry rights as contained in the Resolution at Item No. 2 of the Notice.

Further issuances of securities under Section 81(1A) of the Act: To the extent that any part of the above mentioned proposed capital raising plan includes issue of securities linked to or convertible into Ordinary Shares and/or ‘A’ Ordinary Shares to persons other than the members of the Company, Members’ approval is being sought under Section 81 of the Act, which provides, inter alia, that whenever it is proposed to increase the subscribed capital of a company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the Ordinary Shares of the company in proportion to the capital paid-up on that date unless the members in a general meeting decide otherwise. The Listing Agreements executed by the Company with the various Stock Exchanges also provide that the Company shall, in the first instance, offer all securities for subscription pro rata to the Members, unless the Members in a general meeting decide otherwise.

For the information of the Members, it is presently estimated that the proposed Rights Issues and the issue(s) in the international market would result in the total Ordinary Share Capital of the Company (including ‘A’ Ordinary Shares) increasing by about 30% to 35% during the current financial year. If the Convertible Cumulative Preference Shares are converted between 2011-2013, the Ordinary Share Capital (including ‘A’ Ordinary Shares) is estimated to increase by about 12% at that time, depending on the conversion price and if not converted, the said shares would be redeemed at a premium, if any, in 2013. The issue of the Convertible Cumulative Preference Shares, Ordinary Shares and/or ‘A’ Ordinary Shares would raise the required resources, improve the debt/equity ratio of the Company and facilitate future debt raising by the Company for its other growth plans. Considering the size of the said acquisition of US$ 2.3 billion (equivalent to Rs.9,500 crores) and the scale of Jaguar Land Rover’s global operations (revenues of nearly US$ 15 billion), the increase in the capital of the Company in 2 stages through the proposed issues is considered prudent and appropriate by the Board.

A copy of Memorandum and Articles of Association of the Company together with the proposed alterations is available for inspection by the Members of the Company at its Registered Office between 10 a.m. to 1 p.m. on any working day of the Company.

The proposed issues are in the interest of the Company and your Directors commend the Resolutions at Item Nos. 1 to 3 for approval.

The Directors of the Company may be deemed to be concerned or interested in the Resolution at Item No.3 to the extent of Securities that may be subscribed to by the companies/institutions of which they are Directors or Members.

Item Nos.4 & 5: Under Section 293(1)(d) of the Act, the Board of Directors of a company cannot, except with the consent of the company in a general meeting, borrow monies, apart from temporary loans obtained from the company’s bankers in the ordinary course of business, in excess of the aggregate of the paid-up capital and free reserves of the company, that is to say, reserves not set apart for any specific purpose. The Members, at the Annual General Meeting of the Company held on July 9, 2007, had accorded their consent to the Board of Directors borrowing upto Rs.12,000 crores. To meet the capital expenditure requirements and for additional working capital needs, as also to provide for the issue of any debt/debt related instrument in the Indian and/or international market, it is necessary to enhance the present borrowing limit. The Members’ approval is therefore being sought pursuant to Section 293(1)(d) of the Act to increase the borrowing limit to Rs.20,000 crores. Even with the proposed borrowing, the debt equity ratio will be within normally accepted prudential accounting norms.

The proposed borrowings of the Company may, if necessary, be secured by way of a charge, mortgage, hypothecation of the Company’s assets in favour of the security holders, trustees for the holders of the said securities. As the documents to be executed between the security holders, trustees for the holders of the said securities and the Company may contain the power to take over the management of the Company in certain events, it is necessary for the Company to pass a Resolution under Section 293(1)(a) of the Act, for creation of charges, mortgages and hypothecations for an amount not exceeding Rs.20,000 crores at any point of time.

The above proposals are in the interest of the Company and your Directors commend the said Resolutions at Item Nos. 4 and 5 of the Notice for approval by the Members.

By Order of the Board of Directors

/s/ H K Sethna
H K Sethna
Company Secretary

Mumbai, June 5, 2008

Registered Office:
Bombay House
24, Homi Mody Street
Mumbai 400 001

Exhibit 3

TATA MOTORS LIMITED Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001

POSTAL BALLOT FORM

(1)	Name & Registered Address of

The Sole/First named shareholder:

(2)	Name(s) of the joint holder(s)

(if any):

(3)	Registered Folio No./

Client ID/DP ID No:*

* Applicable to investors holding

shares in dematerialized form

(4)	Number of Shares held:

(5)	I/We hereby exercise my/our votes in respect of the following Ordinary / Special Resolutions to be passed through Postal Ballot for the business stated in the Notice of the Company dated June 6, 2008 by conveying my/our assent or dissent to the said Resolutions by placing the tick (✓) mark at the appropriate box(es) below:

Item No.	Description of Resolution	No. of Shares	(For) I/We assent to the resolution	(Against) I/We dissent to the resolution
1	Ordinary Resolution to accord the consent of the Company for Increase in the Authorised Share Capital and the alteration of the Capital Clause in the Memorandum of Association of the Company

2	Special Resolution to accord the consent of the Company for alteration of the Articles of Association.

3	Special Resolution to accord the consent of the Company for raising of additional long term resources

4	Ordinary Resolution to accord the consent of the Company for increase in borrowing limits

5	Ordinary Resolution to accord the consent of the Company for creation of charges

Place:

Date:	Signature of the Member

1

INSTRUCTIONS

1.	A member desirous of exercising his/her vote by Postal Ballot should complete this Ballot Form and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. Envelopes containing postal ballot forms, if deposited in person or sent by proxy at the expense of the member would also be accepted.

2.	In the case where shares are held jointly, this Form should be completed and signed (as per specimen signature registered with the Company) by the first named member and in his absence, by the next named joint holder(s). There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

3.	In case where shares are held by companies, trusts, societies, etc., the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authorization to vote on the postal ballot alongwith the postal ballot form. Where the form has been signed by a representative of the President of India or of a Government of a State, a certified copy of the nomination should accompany the postal ballot form. A member may sign the form through an attorney appointed specifically for this purpose, in which case an attested true copy of the Power of Attorney should be attached to the postal ballot form.

4.	A member need not use all his/her votes nor does he/her need to cast all his/her votes in the same way.

5.	The Postal Ballot shall not be exercised by a Proxy.

6.	Incomplete and unsigned postal ballot forms will be rejected. Duly completed postal ballot forms should reach the Scrutinizer not later than the close of working hours on 5:00 p.m., July 9, 2008. Any postal ballot form received after this date will be treated as ‘invalid’ as if the reply from the member has not been received.

7.	A member may request for a duplicate postal ballot form, if so required. However, the duly filled in duplicate postal ballot form should reach the Scrutinizer not later than the date specified above.

8.	Voting rights shall be reckoned on the number of shares and paid-up value of the shares registered in the name of the Members as of the date of dispatch of the Notice to the members.

9.	The Scrutinizer’s decision on the validity of a Postal Ballot will be final.

2